UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Aspect Communications Corporation

(Name of Issuer)

Common Stock, par Value $0.01 per Share

(Title of Class of Securities)

04523Q102

(CUSIP Number)

Robert F. Smith
c/o Vista Equity Partners, LLC
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 7

CUSIP No. 04523Q102

1.	Name of Reporting Persons:	I.R.S. Identification No(s). of above person(s) (entities only):
Vista Equity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]

3.	SEC USE ONLY:

4.	Source of Funds (See Instructions):
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ] Not Applicable

6.	Citizenship or Place of Organization:
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
22,222,222

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
22,222,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
22,222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11):
26.61% (1)

14.	Type of Reporting Person (See Instructions):
PN

(1)

Calculated based on 61,280,434 shares of Common Stock outstanding as of April 29, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and 22,222,222 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued to Vista pursuant to the Preferred Stock Purchase Agreement.

SCHEDULE 13D	Page 3 of 7

CUSIP No. 04523Q102

1.	Name of Reporting Persons:	I.R.S. Identification No(s). of above person(s) (entities only):
VEFIIGP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]

3.	SEC USE ONLY:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ] Not Applicable

6.	Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
22,222,222

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
22,222,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
22,222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11):
26.61%

14.	Type of Reporting Person (See Instructions):
OO, HC

SCHEDULE 13D	Page 4 of 7

CUSIP No. 04523Q102

1.	Name of Reporting Persons:	I.R.S. Identification No(s). of above person(s) (entities only):
Robert F. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]

3.	SEC USE ONLY:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ] Not Applicable

6.	Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
31,295 (2)

	8.	Shared Voting Power:
22,222,222

	9.	Sole Dispositive Power:
31,295 (2)

	10.	Shared Dispositive Power:
22,222,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
22,253,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11):
26.64%

14.	Type of Reporting Person (See Instructions):
IN, HC

(2)

Represents (i) an aggregate of 9,795 shares of Common Stock acquired by Mr. Smith in accordance with the terms of the Issuer’s Annual Retainer Compensation Plan and (ii) stock options for an aggregate of 21,500 shares of Common Stock, 15,000 of which are exercisable as of the date of the filing of this Amendment No. 3 and another 6,500 of which are expected to vest and become exercisable within 60 days.

SCHEDULE 13D	Page 5 of 7

        The statement on Schedule 13D previously filed on January 30, 2003, as amended by Amendment No. 1, filed on February 18, 2004 (“Amendment No. 1”), and by Amendment No. 2, filed on July 2, 2004 (“Amendment No. 2”), by Vista Equity Fund II, L.P. (“Vista”), VEFIIGP, LLC (“VEFIIGP”) and Robert F. Smith (“Mr. Smith” and, together with Vista and VEFIIGP, the “Reporting Persons”) with respect to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Aspect Communications Corporation (the “Issuer”) is hereby further amended and supplemented. Except as amended and supplemented by Amendment No. 1, Amendment No. 2 and hereby, the original statement on Schedule 13D remains in full force and effect. Defined terms used in this Amendment No. 3 and not defined herein shall have the meanings ascribed to them in the original statement on Schedule 13D, Amendment No. 1 or Amendment No. 2.

ITEM 4. PURPOSE OF TRANSACTION

        Vista entered into a voting agreement (the “Voting Agreement”), dated as of July 5, 2005, with Concerto Software, Inc. (“Concerto”), pursuant to which Vista has agreed to vote all issued and outstanding securities of the Issuer, including Series B Preferred Stock, owned of record or beneficially by Vista as of the date of the Voting Agreement and those acquired by Vista between the date of the Voting Agreement and the Expiration Time (as defined under Item 6 of this Amendment No. 3), in favor of the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 5, 2005, by and among Concerto, Ascend Merger Sub, Inc. and the Issuer, and the transactions contemplated thereby, as more fully described under Item 6 of this Amendment No. 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The percentage of the Issuer’s outstanding shares of Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 61,280,434 outstanding shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and 22,222,222 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued to Vista pursuant to the Preferred Stock Purchase Agreement.

                      VEFIIGP is the managing general partner of Vista. Mr. Smith is the managing and sole member of VEFIIGP. Accordingly, securities owned by Vista may be regarded as being beneficially owned by VEFIIGP, and securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Mr. Smith and VEFIIGP each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Vista, except to the extent of their pecuniary interest in the shares, if any.

                       In connection with Mr. Smith’s position as a director of the Issuer, he and the other directors periodically acquired shares of Common Stock, or stock options for shares of Common Stock. As of the date of the filing of this Amendment No. 3, Mr. Smith has acquired an aggregate of 9,795 shares of Common Stock in accordance with the terms of the Issuer’s Annual Retainer Compensation Plan. In addition, Mr. Smith was granted stock options for an aggregate of 56,000 shares of Common Stock, 15,000 of which have vested and are exercisable as of the date of the filing of this Amendment No. 3 and another 6,500 of which are expected to vest and become exercisable within 60 days.

                       Each of the Reporting Persons has shared power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons. Except as set forth in this Amendment No. 3, to the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in securities of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the Voting Agreement, Vista has agreed, prior to the Expiration Time, at any meeting of the stockholders of the Issuer and in any written action by consent of stockholders of the Issuer, unless otherwise directed in writing by Concerto, to vote all issued and outstanding securities of the Issuer (including Series B Preferred Stock) owned of record or beneficially by Vista as of the date of the Voting Agreement and those acquired by Vista between the date of the Voting Agreement and the Expiration Time, in favor of the Merger Agreement and

SCHEDULE 13D	Page 6 of 7

the transactions contemplated thereby and against following actions (other than the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving the Issuer or any subsidiary of the Issuer; (ii) any sale or other transfer of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole; (iii) any Acquisition Proposal (as defined in the Merger Agreement); (iv) any liquidation, dissolution or winding up of the Issuer; (v) any amendment to the Issuer’s articles of incorporation or bylaws that is not expressly approved by Concerto; and (vi) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, Vista has delivered to Concerto a duly executed proxy, irrevocably appointing the members of the board of directors of Concerto, and each of them, or any other designee of Concerto, as the sole and exclusive attorneys and proxies of Vista, with full power of substitution and resubstitution, to vote and exercise all voting rights with respect to such securities of the Issuer covered by the Voting Agreement and in accordance with the terms of the Voting Agreement.

        Under the terms of the Voting Agreement, the Expiration Time means the earliest to occur of: (i) such time as the Merger Agreement is terminated in accordance with its terms, (ii) such time as the merger contemplated by the Merger Agreement becomes effective, (iii) such time as the board of directors of the Issuer, following due exercise of its fiduciary duties in connection with its receipt and evaluation of a Superior Proposal (as defined in the Merger Agreement), formally recommends that the stockholders of the Issuer vote against the approval and adoption of the Merger Agreement and such recommendation is publicly announced to all of the stockholders of the Issuer or (iv) December 31, 2005.

        Under the terms of the Voting Agreement, Vista has also agreed that, during the period from the date of the Voting Agreement through the Expiration Time, Vista shall not cause or permit any transfer of any securities of the Issuer covered by the Voting Agreement to be effected, except for any transfer to a person who explicitly agrees to be bound by all provisions of the Voting Agreement. In addition, Vista has agreed, during the period from the date of the Voting Agreement through the Expiration Time, not to deposit any such securities of the Issuer covered by the Voting Agreement into any voting trust, or grant any proxy or power of attorney or enter into any voting agreement or similar agreement with respect to such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended to add the following Exhibit C:

“Exhibit C	Voting Agreement, dated as of July 5, 2005, by and between Concerto Software, Inc. and Vista Equity Fund II, L.P.”

SCHEDULE 13D	Page 7 of 7

SIGNATURES

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2005

VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith